02034427

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schwarz Pharma AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 06 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4406

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 5/30/02

File No. 82-4406

Annual Report 2001

SCHWARZ
PHARMA

The full consolidated financial
statements are published on the internet:
www.schwarzpharma.com

Financial Overview Schwarz Pharma-Group

From the Income Statement (€ in thousands)		1997	1998	1999	2000	2001
Net sales		650,570	681,644	705,883	736,192	767,728
Gross margin		460,530	458,332	412,073	431,583	466,018
Selling, general and administrative expense		263,496	267,034	293,223	301,012	313,195
R & D expense		54,736	59,225	77,064	91,482	106,982
Operating result		**102,461**	**103,925**	**(29,820)**	**(3,613)**	**16,552**
Net income		**59,605**	**60,349**	**8,254**	**13,624**	**40,505**
From the Consolidated Sheet (€ in thousands)						
Cash and cash equivalents		27,844	26,533	35,603	23,993	32,282
Other current assets		190,124	234,077	261,295	219,433	258,974
Property, plant and equipment		135,823	132,655	164,867	179,526	193,034
Goodwill and other intangible assets		359,733	399,107	339,178	320,340	348,738
Long-term investments and other assets		19,896	20,785	66,055	73,664	71,921
Short and long-term dept		118,681	159,750	173,851	128,209	174,875
Other current liabilities		101,105	128,792	165,756	153,933	145,492
Accruals and other long-term liabilities		37,420	30,479	38,142	36,165	41,294
Shareholder's equity		476,214	494,136	489,249	498,650	543,288
Total		**733,419**	**813,156**	**866,999**	**816,957**	**904,949**
From the Cash Flow Statement (€ in thousands)						
Cash flow from operating activities		109,005	82,450	39,022	103,227	71,176
Depreciation/amortization (incl. Impairment)		61,530	61,387	106,388	72,836	62,421
Casg flow from investing activities		(38,411)	(107,230)	12,125	(41,405)	(95,611)
Investments		(44,322)	(128,973)	(115,962)	(64,007)	(97,120)
Cash flow from financing activities		(66,663)	24,006	(42,637)	(74,364)	31,844
Key Figures						
Equity ratio	in %	64.9	60.8	56.4	61.0	60.0
Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)*	in million €	171.1	160.4	76.9	66.8	80.0
Earnings before Interest and Taxes (EBIT)*	in million €	109.6	99.0	14.2	(3.7)	18.9
Employees (annual average)	heads	3,066	3,101	3,347	3,233	3,428
Earnings per share	in €	2.64	2.68	0.37	0.62	1.84
Cash flow per share (cash flow from operations)	in €	4.84	3.66	1.74	4.69	3.24
Dividend per share	in €	1.02	1.28	0.26+0.77	0.55	0.60+0.60

*Adjusted for one-time effects

Letter to the Shareholders

Dear shareholders and friends
of SCHWARZ PHARMA,

The 2001 financial year was a good year for SCHWARZ PHARMA. We not only exceeded our sales target, but more importantly our earnings target. This success was achieved in spite of further significant increase in research and development investments.

We made important process in developing our innovative pipeline in 2001. Our development portfolio currently includes five projects in late clinical stages.

The SCHWARZ PHARMA-Group increased sales by 4.3 % in 2001 to € 767.7 million. Operating result improved by € 20 million to € 16.5. This was aided by an eight percent improvement in gross margin, resulting from improved product mix and supply chain optimization. Net income tripled to € 40.5 million. This allows us to propose an increased annual dividend of € 0.60 and additionally a bonus dividend of € 0.60, resulting in a total dividend of € 1.20 per share.

Our development pipeline is focussed on the therapeutic areas of central nervous system/ neurology and urology. It currently comprises one phase III project and four phase II projects. In 2001 we archived the following milestones:

We concluded clinical phase II trials for the treatment of Parkinson's disease with the rotigotine CDS patch. The study program for phase III commenced in November 2001. Overall, more than 1,200 patients suffering from early and advanced stages of Parkinson's disease will be included.

We initiated a new, additional project for the treatment of the Restless Legs Syndrome (RLS) with rotigotine CDS. A phase II pilot study was started in November 2001.

Phase II and IIb trials started in May 2001 and in February 2002 with the innovative substance harkoseride for the treatment of epilepsy.

Phase II trials for the investigation of the use of harkoseride in neuropathic pain commenced in



May 2001 for the treatment of diabetic neuropathy and in February 2002 for post-herpetic neuralgia.

The multi-national phase IIb clinical study program with fesoterodine for the treatment of urinary incontinence commenced in October 2001. Overall, approximately 800 patients will be treated with our one-daily sustained release formulation.

We have great plans for 2002. It will be the year of clinical trials. We intend to test our drugs that are in advances stages of clinical development on more than 2,500 patients. This will occur in more than 300 medical centers in more than 25 countries around the globe. In addition we are in preparations for the filing of the future marketing applications for rotigotine CDS and fesoterodine in the U.S. and Europe. We intend to enter into further partnerships, and further new projects will supplement our innovative pipeline. The potential marketing of our generic omeprazole 10 and 20 mg formulations in the U.S. opens attractive sales and earnings potential which we will use to extend our research and development activities. Following the positive development in 2001 the SCHWARZ PHARMA-Group expects continuing growth in 2002.

At this point, we would like to thank our employees. They are committed to the benefits of the patients and it is their outstanding commitment and expertise that makes the future of SCHWARZ PHARMA so promising.

We would also like to thank our customers, business partners and shareholders for their commitment to the SCHWARZ PHARMA-Group.

Patrick Schwarz-Schütte

Monheim am Rhein, March 2002

Report of the Supervisory Board

In the course of five meetings with the Executive Board in the fiscal year 2001, the Supervisory Board received in-depth information on the business development of the SCHWARZ PHARMA-Group. Of great importance were the quarterly sales and earnings analyses, net asset and financial position of the company and its subsidiaries. There were also three meetings of the personnel committee of the Supervisory Board, responsible for management staff affairs.

Regular reporting by the Executive Board and analysis by the Supervisory Board included the ongoing development projects, the further strengthening of the development pipeline, improvement of the marketing position through product acquisitions and the market launch of new products.

The finance, investment and personnel plans submitted by the Executive Board were reviewed and the Supervisory Board examined the corporate cost structure – also in an industry comparison. In addition to the development of sales and general administrative expense, the focus was on the cost of goods sold situation of the company. The Supervisory Board's review also included the risk management system of the SCHWARZ PHARMA-Group.

Other matters for Supervisory Board resolutions were the Executive Stock Option Program 2000 (2nd tranche) on the basis of the approval of the Annual Meeting of Shareholders on May 10, 2000 and the resultant issue of a 5.5 % convertible bond of a total nominal value of € 1,556,120.80. The Supervisory Board also agreed to the issue of employee shares at a preferential price.

The financial statements and management report for SCHWARZ PHARMA AG and the consolidated financial statements for 2001 were audited and given an unqualified audit certificate from the auditors Ernst & Young, Deutsche Allgemeine Treuhand AG, Wirtschaftsprüfungsgesellschaft, Düsseldorf, who were mandated by the Supervisory Board in September 2001 to audit the annual accounts, comprising the development of the risk management system with inclusion and integration of research risk. The financial




statements including the Auditor's Report were presented to the Supervisory Board for examination at an early date. The Supervisory Board acknowledged and approved the results of the audit and the audit conclusions submitted by the auditor who attended the meeting of the Supervisory Board on March 20, 2002. There were no objections following the Supervisory Board's own review of the corresponding results. The Supervisory Board approved the financial statements submitted by the Executive Board for the 2001 fiscal year and thereby adopted them. It will propose a cash dividend of € 0.60 to the Annual Meeting of Shareholders and, taking into consideration the Axcan special income, the payment of a bonus dividend of a further € 0.60, that is a total of a 1.20 per share.

The Supervisory Board appointed Prof Dr Iris Löw-Friedrich as member of the Executive Board of SCHWARZ PHARMA AG. Ms Löw-Friedrich is responsible for the research and development activities of the Group. Mr. Detlef Thielgen was appointed as deputy member of the Executive Board February 1st 2002.

The Supervisory Board appointments of Dr h.c. Rolf Schwarz-Schütte and Dr Marcel Studer ended with the Annual Meeting of Shareholders on May 9, 2001. Dr Terence Eaves and Dr Rüdiger Hauffe were newly elected to the Supervisory Board. In appreciation of his outstanding achievements in respect of the company, Mr Rolf Schwarz-Schütte was elected honorary chairman of the Supervisory Board at the Supervisory Board meeting of March 20, 2001.

The Supervisory Board would like to express its gratitude and appreciation to the Executive Board members, Works Councils, senior managers and employees for their efforts during the year 2001.

Dr Hans-Dietrich Winkhaus
Chairman of the Supervisory Board

Monheim am Rhein, March 2002

The extended version of the Report of the Supervisory Board is available on the internet: www.schwarzpharma.com.

Our Strategy: Growth by Innovation

The worldwide pharmaceutical market has a volume of more than US$ 355 billion and continues to be a growth market due to innovations and demographic development. For a pharmaceutical company the key criteria for success on this market are the ability for innovation and for efficient marketing.

Today's business generates the cash flow for...

SCHWARZ PHARMA is well positioned. Through its affiliates the SCHWARZ PHARMA-Group is present in all important markets in Europe, North America as well as in key markets in Asia. In addition, the company holds licensing partnerships in more than 50 countries. With almost 1,700 employees in marketing and sales around the world and focus on prescription drugs for the indications of cardio-vascular disease, urology, central nervous system and gastro-intestinal disease, SCHWARZ PHARMA is well respected by all mayor customer groups, patients and their doctors. We consistently review and adapt our established marketing strength to different local markets to archive maximum growth in new market- and product circumstances. This assures a continuous and consistent development of the product portfolio.

In line with this strategy, a number of innovative and patented drugs were licensed in over the past three years and are currently the major contributors to the Company's growth. They include: the anti-asthmatic agent Atmadisc® and the cardio-vascular product PROVAS® in Germany, the anti-thrombotic agent CLIVARINA® in Italy, the anti-histamine BACTIL® and the anti-hypertonic agent MITEN® in Spain, the anti-asthmatic drugs NEXXAIR® and VENTEXXAIR® in France and the chronotherapeutic anti-hypertension drug VERELAN PM® in the United States.

At SCHWARZ PHARMA a healthy balance between established drugs (such as the proven SCHWARZ PHARMA nitrate portfolio for the treatment of coronary heart disease) and innovative drugs provides the necessary cash flow for the development of new drugs.





...investments in drug development

SCHWARZ PHARMA does not invest time and money conducting basic research but seeks instead co-operations with partners at universities and in research companies as well as within the biotechnological and pharmaceutical industries. Global "search" activities, drug development, the projects and approval activities of the SCHWARZ PHARMA-Group are concentrated in SCHWARZ BIOSCIENCES, which has two sites in Germany and the U.S. The focus is on the indications of central nervous system/neurology and urology. Currently the development pipeline comprises five projects in phases II and III.

Five development projects at an advanced stage

Four projects are undergoing studies in clinical development in the area of the central nervous system/neurology. They include: for the treatment of Parkinson's disease with the rotigotine CDS patch one project in phase III and in phase II, one project for the indication restless legs syndrome (RLS) treated with rotigotine CDS, and two projects for the treatment of epilepsy and neuropathic pain with hakoseride.

In urology the compound fesoterodine is being developed in clinical phase IIb for the treatment of urinary incontinence.

The international phase III study program for rotigotine CDS, the Parkinson patch, commenced in November 2001. Overall, more than 1,200 patients with early or advanced Parkinson's disease will be enrolled in double-blind, placebo-controlled trials. The aim is to demonstrate efficacy and safety of the new dopamine agonist rotigotine CDS, which is applied once a day to the skin as a patch. Parkinson's disease is a function disorder of the central nervous system. The patients suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the co-ordination of movement. In contrast to dopamine agents in tablet forms, transdermal administration of rotigotine CDS results in stable plasma levels which may lead to consistent efficacy and improved tolerance. This could be a core milestone in improving the quality of life of patients who suffer from this severe disease. Results of the phase III studies should be available in the first quarter of 2004 and the peak sales potential is estimated to be € 350 million.

A phase II pilot study with rotigotine CDS for the indication Restless Legs Syndrome (RLS) commenced at the end of November 2001. Up to 9 % of the population suffer from this illness which is characterized by an unpleasant hyperkinesia of the legs, occurring primarily in the evening and at night. Dopamine agents are thought to be an effective treatment for this condition. Results of the pilot study are expected for the third quarter of 2002. The potential peak sales volume is € 200 million.

Projects in Clinical Development

	Neurology	Urology
Phase II	**Harkoseride** *Neuropathic Pain*	**Fesoterodine** *Incontinence*
	Rotigotine CDS *Restless Legs Syndrome*	
	Harkoseride *Epilepsy*	
Phase III	**Rotigotine CDS** *Parkinson's*	

The multi-national phase IIb clinical study of the incontinence product with fesoterodine commenced in October 2001. A total of approximately 800 patients are to be treated with the once-daily sustained-release formulation, in double-blind placebo-controlled studies. The anti-muscarinic agent fesoterodine is a patent protected new chemical entity developed by SCHWARZ PHARMA. It is characterized by its known mechanism of action and may offer patients good efficacy with fewer side effects than comparable drugs. The results of these studies should be available in the first quarter of 2003 and the expected peak sales potential is € 450 million.

A phase II dose-finding and tolerance study on the use of harkoseride for the treatment of epilepsy has been in progress since May 2001, involving approximately 100 patients. Results are expected to be available for the fourth quarter 2002. A phase IIb international, double-blind, placebo-controlled clinical study enrolling a total of 500 patients commenced in February 2002. The forecasted peak sales volume is € 300 million.

A double-blind, placebo-controlled phase II study involving the active substance harkoseride for the treatment of neuropathic pain has been in progress since the beginning of June 2001. Overall, this study will involve approximately 120 patients and results are expected to be available in the fourth quarter of 2002. A further phase II study commenced in February 2002. Sales potential is estimated to be € 400 million. Currently there is hardly any drug which relieves neuropathic pain. Doctors and patients predominantly use anti-convulsants to fight this pain.

SCHWARZ PHARMA'S successful drug business on the international pharmaceutical markets secures the financing for the successful ongoing development of the pipeline. With these innovative drugs SCHWARZ PHARMA is securing future market shares with attractive sales and earnings potential.

The Financial Year in Overview

Sales development

In the 2001 fiscal year the SCHWARZ PHARMA-Group increased sales by 4.3 % to € 767.7 million, exceeding the annual target.

Europe

The German sales organization increased sales by 5.7 % to € 210.1 million. Adjusted for the divestiture of the product LIPREVIL® in 2000, sales growth of the German subsidiary was 12 %. In 2001 the best selling drug of SCHWARZ PHARMA Deutschland GmbH was again the gastrointestinal drug RIFUN® (pantoprazol); sales rose to € 33.5 million (+7.5 %). The cardiovascular drugs PROSTAVASIN® (alprostadil), for the treatment of peripheral arterial occlusive diseases, and ISOKET® (isosorbiddinitrat), for the treatment of coronary heart disease achieved sales of € 27.7 million (+2.5 %) and € 26.9 million (– 9.2 %) respectively.

SCHWARZ PHARMA Deutschland GmbH increased the share of patent-protected drugs through product launches. The innovative anti-asthmatic drug ATMADISC® was introduced to the market in September 2000. For the marketing of the anti-asthmatic products and to further increase sales of PROVAS® which was introduced in 1999, SCHWARZ PHARMA extended its sales force by 100 employees in the autumn of 2000. PROVAS® achieved sales of € 16.8 million in 2001 (+76.7 %) and, as early as 2001, ATMADISC® achieved a sales volume of € 16 million.

European sales excluding Germany rose by 5.2 % to € 285.5 million despite increasing market regulations by various governments. SCHWARZ PHARMA achieved the strongest increases in Italy, where the cardiovascular product CLIVARINA® was successfully launched and on the eastern European markets. In detail 2001 sales developed as follows:

Despite price reductions ordered by the government sales on the Spanish market were retained at just € 44.2 million. The strongest selling product was NORPRAMIN® (omeprazole), a gastro-intestinal drug where sales declined by 14.3 % to € 18.6 million due to the required price reductions.





Business in France rose by 3.8 % to € 57.1 million after a decline both in 2000 and 1999. The strongest selling product is the migraine drug SEGLOR® (dihydroergotamin) at € 11.9 million (–2.5 %). Sales of the gastrointestinal drug VOGALENE® (metopimazin) continued the success of the new marketing strategy in 2001 with growth of 11.7 % to € 8.6 million.

Sales Development by Region in € million

	1997	1998	1999	2000	2001
Germany	273	276	248	235	234
Europe	202	197	246	271	285
USA	171	201	206	218	231
Asia	5	8	6	12	18
Total	**651**	**682**	**706**	**736**	**768**

Sales in Italy rose by 11.9 % to € 57.1 million, over the previous year. The cardiovascular drugs CLIVARINA® (reviparine sodium) and PRIMESIN® (fluvastatin) which were licensed in 2000 developed extremely well. PRIMESIN® achieved sales of € 1 million and CLIVARINA® generated € 5.3 million in its first year on the market. The strongest selling drugs were DEPONIT® (glyceroltrinitrate), a patch for the treatment of angina pectoris (+ 6.2 % to € 14.7 million) and LORANS® (lorazepam), licensed in 1999, for the treatment of anxiety (+4.3 % to € 9.6 million).

Due to the overall market situation for the two core products TYLEX® (paracetamol, codein), for the treatment of pain and ELANTAN® (isosorbidmononitrate), for the treatment of angina pectoris, sales dropped by 7.8 % to € 31.8 million in Great Britain. However, these sales exceeded expectations.

Sales in Poland rose by 33.7 % to € 24 million. Proven cardiovascular products such as EFFOX® (isosorbidmononitrate) and the successful launch of the newly licensed cardio-vascular drug TICLO® (ticlopidine) in 2000 supported this development.

U.S.A.

In the U.S. SCHWARZ PHARMA increased sales by 6.1 % to € 231.4 million. Based on local currency rates sales of the distribution company SCHWARZ PHARMA Inc. rose by 3 %. Core products that were sales and growth drivers include: the ACE inhibitor UNIVASC®/ UNIRETIC® (moexipril) with an increase in sales of 18.1 % to € 57.1 million, the calcium antagonist VERELAN PM® (verapamil HCL), with sales rising by 95.5 % to a 33.4 million and the gastro-intestinal product lines COLYTE® (€ 16.2 million; +22.7 %) and LEVSIN® with the newly introduced extensions (€ 24.3 million; + 8.2 %).

Asia

The dynamic sales growth in Asia continued to improve, due to the solid performance of established products and supplemented by product launches. Sales volume in Asia rose by a further 53.4 % to € 17.7 million, primarily in China and the Philippines.

Earnings development

Gross profit in 2001 grew more strongly than sales with an increase of 8 % to € 466 million. Newly introduced products and products with higher gross margins (e.g. Univasc®, Verelan PM® and the nitrates group) as well as supply chain optimization contributed to this.

Selling, general and administrative expenses rose by 4 % to € 313.2 million. Despite launching several new products (e.g. Atmadisc® in Germany, NeXXair® in France and Nulev® in the U.S.) and the expansion of the sales force, selling expenses did not rise quite as fast as sales.

Earnings and Dividends per Share in €


1.84
0.60
+0.60
0.55
0.62
Earnings per share
Dividends per share
2000
2001

Research and development expense rose by 17 % to € 107 million. This increase is due to progress in the pipeline, a consequence of the increased number of clinical studies executed in 2001.





Amortization of intangible assets decreased by 17.2 % to € 38.4 million. Other operating income and expenses benefited from the sale of technology no longer required in the research and development division and improved from € 6 million to € 10.4 million.

The 2001 operating result thus increased by € 20.1 million to € 16.5 million, after a loss of € 3.6 million in 2000.

Capital Expenditures in € million

	2000	2001
Intangible assets	18.1	60.7
Tangible assets	40.9	32.9
Financial assets	5.0	3.6
Total	64.0	97.2

Interest expenses dropped by 10.1 % to € 8 million. This was offset by interest income of € 3.6 million, after € 15.5 million in the previous year. Due to the sale of securities interest income for 2000 was very positive. Overall the net interest position in 2001 was € – 4.4 million.

AXCAN PHARMA Inc., Canada made an early payment in settlement of the remaining purchase price for the 1999 acquisition of all shares in the AXCAN-SCHWARZ LLC joint venture. The purchase price payment of € 42.9 million received at the end of June 2001 increased non-operating income to € 53 million.

Income before taxes thus increased by € 47.3 million to € 65.1 million. The tax rate was 38.1 %, which corresponds to taxes of € 24.8 million. Net income tripled to € 40.5 million. This translates to € 1.84 per share.

Excluding the special earnings from AXCAN, net income for 2001 totaled € 16.1 million. This corresponds to an increase of 18.4 % and exceeded our expectation of a 15 % rise.

Financial Situation

The cash flow from operating activities dropped by 31 % to € 71.2 million. Optimization of inventory management led to a considerable reduction of inventories in 2000 and thus to corresponding cash inflows. These were not repeated in 2001.

The outflow of funds from investment activities was € 95.6 million, after € 41.4 million in the previous year. SCHWARZ PHARMA invested € 32.9 million in tangible assets such as the new production plant for nitrate products in Ireland, machines and laboratory equipment. € 60.7 million were invested on intangible assets such as product rights in the U.S., Great Britain, France and Spain, stakes in collaboration partners as well as the contingent purchase price for the Spanish affiliate.

Cash inflows from financing activities were € 31.8 million. As of December 31, 2001, the liquid funds of the SCHWARZ PHARMA-Group increased by 34.5 % to € 32.3 million.

As a consequence of the investments especially the balance sheet total increased by 10.8 % to € 904.9 million as at December 31, 2001, compared to December 31, 2000. The equity ratio was 60 % after 61 % in the previous year.

Employees at SCHWARZ PHARMA by Sectors	
Marketing & Sales	47%
Production	26%
Search & Development	11%
Service	16%

Employees at SCHWARZ PHARMA by Region	
Germany	42%
Europe	32%
U.S.A.	19%
Asia	7%

Employees at SCHWARZ PHARMA

As of December 31, 2001 the number of employees rose by 287 to 3,542. On a yearly average the number of employees increased by 195 to 3,428. The new employees are largely employed in research and development, marketing and sales and production divisions.



Consolidated Statements of Income

SCHWARZ PHARMA AG and Supsidiaries

Year ended December 31. (T€; except per share amounts)	1999	2000	2001
Net sales	705,883	736,192	767,728
Cost of goods sold	293,811	304,609	301,710
Gross profit	**412,072**	**431,583**	**466,018**
Selling expense	238,715	244,209	254,078
General and administrative expense	54,508	56,803	59,117
Research and development expense	77,064	91,482	106,982
Amortization and depreciation of intangible assets	41,450	46,354	38,413
Impairment loss	43,653	2,326	1,329
Other operating income (expense) – net	13,498	5,978	10,453
Operating income (loss)	**(29,820)**	**(3,613)**	**16,552**
Interest and similar income	4,155	15,509	3,613
Interest expense	8,406	8,939	8,036
Other income (expense) – net	92,883	14,820	52,985
Income before income taxes and minority	**58,812**	**17,777**	**65,114**
Income tax	51,284	4,369	24,822
Minority interest	(726)	(216)	(213)
Net income	**8,254**	**13,624**	**40,505**
Basic earnings per share in €	**0.37**	**0.62**	**1.84**

Consolidated Balance Sheets

SCHWARZ PHARMA AG and Subsidiaries

Dezember 31 (T€)		
ASSETS	2000	2001
Current assets		
Cash and cash equivalents	23,993	32,282
Marketable securities	–	12,013
Accounts receivable, less allowances (2000: 1,746; 2001: 1,874)	108,688	125,694
Inventories	80,609	87,267
Prepaid expenses and other current assets	6,361	8,129
Deferred income taxes	23,775	25,871
Total current assets	**243,426**	**291,256**
Property, plant and equipment		
Land and buildings	123,220	132,275
Machinery and equipment	169,725	182,116
Construction in progress	8,167	11,145
Less accumulated depreciation	121,586	132,502
Total property, plant and equipment	**179,526**	**193,034**
Goodwill and other intangible assets		
Net of accumulated amortization (2000: 240,413; 2001: 275,691)	**320,340**	**348,738**
Long-term investments and other assets	**54,608**	**47,918**
Deferred income tax – non current	**19,057**	**24,003**
TOTAL ASSETS	**816,957**	**904,949**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term dept	35,984	56,289
Current portion of long-term dept	57,744	73,431
Accounts payable	52,846	55,195
Accrued liabilities and other current liabilities	82,093	75,617
Income and other tax liabilities	18,994	14,680
Total current liabilities	**247,661**	**275,212**
Long-term dept	**34,481**	**45,155**
Pensions	**19,297**	**19,682**
Other accrued and non-current liabilities	**16,242**	**21,199**
Minority interests	**626**	**413**
Shareholders' equity		
Common stock (authorized 42,410,000 shares, issued 22,540,000 shares in 1999 and 2001)	58,604	58,604
Additional paid-in capital	141,327	141,327
Retained earnings	248,691	277,099
Treasury stock; at cost (546,500 shares in 2000 and 2001)	(17,813)	(17,813)
Accumulated other comprehensive income	67,841	84,071
Total shareholders' equity	**498,650**	**543,288**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**816,957**	**904,949**

Consolidated Statements of Cash Flows

SCHWARZ PHARMA AG and Subsidiaries

Year ended December 31 (€ in thousands)	1999	2000	2001
Cash Flow from Operating Activities			
Net income	8,254	13,624	40,505
Adjustments to reconcile net income to net cash:			
Depreciation and amortization	62,734	70,510	61,092
Impairment loss	43,653	2,326	1,329
Loss (Gains) on sales of tangible and intangible assets	(2,822)	(605)	1,153
Loss (Gains) on sales of long-term investments	(83,723)	(8,509)	0
Undistributed earnings of affiliates	2,358	6,862	3,385
Deferred income taxes	(11,102)	(5,501)	(7,108)
Net changes in assets and liabilities:			
Accounts receivable	15,328	(4,230)	(15,139)
Inventories	(21,383)	48,353	(4,669)
Other assets	(8,230)	(2,303)	(2,858)
Accounts payable	18,136	(1,606)	(681)
Accrued domestic and foreign taxes	(6,072)	(4,573)	(4,408)
Pensions	2,346	(4,282)	554
Other accrued liabilities	19,545	(6,839)	(1,979)
Net Cash Provided by Operating Activities	**39,022**	**103,227**	**71,176**
Cash Flow from Investing Activities			
Capital expenditures	(39,579)	(40,883)	(32,852)
Acquisition of businesses and intangible assets	(74,498)	(18,143)	(60,679)
Net of cash acquired			
Disposition of businesses, net of cash disposed	126,772	0	0
Proceeds of sales of property, plant and equipment			
and intangible assets	1,316	11,285	1,509
Purchase of investments and markeable securities	(1,886)	(4,980)	(3,589)
Proceeds from sales/maturities of markeable securities	0	11,316	0
Net Cash Provided by (Used in) Investing Activities	**12,125**	**(41,405)**	**(95,611)**
Cash Flow from Financing Activities			
Net change in short-term borrowings	25,530	(20,736)	19,564
Proceeds from long-term debt	43,637	27,503	53,956
Repayments of long-term debt	(65,544)	(58,626)	(29,579)
Issuance (purchase) of treasury stock	(17,457)	(15)	0
Dividends paid	(28,803)	(22,490)	(12,097)
Net Cash Provided by (Used in) Financing Activities	**(42,637)**	**(74,364)**	**31,844**
Effects of exchange rate changes on cash and cash equivalents	560	932	880
Change in cash and cash equivalents	**9,070**	**(11,610)**	**8,289**
Cash and cash equivalents at beginning of period	26,533	35,603	23,993
Cash and cash equivalents at end of period	**35,603**	**23,993**	**32,282**

Shareholders' Equity

SCHWARZ PHARMA AG and Subsidiaries

	Common shares outstanding	Common stock outstanding	Additional paid in capital	Other comprehensive income (OCI)[1]	Retained earnings	Total equity	Total comprehensive income SFAS 130 [1,2]
Balance per 01.01.1998	**22,533**	**57,516**	**141,093**	**16,671**	**278,856**	**494,136**	
Net income					8,254	8,254	8,254
Other comprehensive income							
Currency translation				33,427		33,427	33,427
Unrealized holding gains (losses)							
on securities arising during the period				544		544	544
Minimum pension liability adjustments				(852)		(852)	(852)
Total comprehensive income							**41,373**
Reclassification to common stock		981			(981)		
Dividend to shareholders					(28,803)	(28,803)	
Purchase of treasury stock	(539)	(1,403)	(16,054)			(17,457)	
Balance 31.12.1999	**21,994**	**57,094**	**125,039**	**49,790**	**257,326**	**489,249**	
Net income					13,623	13,623	13,623
Other comprehensive income							
Currency translation				15,635		15,635	15,635
Unrealized holding gains (losses)							
on securities arising during the period				2,783		2,783	2,783
Minimum pension liabilities adjustments				(135)		(135)	(135)
Total comprehensive income							**31,906**
Reclassification to common stock				(232)	232		
Dividend to shareholders					(22,490)	(22,490)	
Purchase of treasury stock	(1)	(1)	(14)			(15)	
Balance 31.12.2000	**21,993**	**57,093**	**125,025**	**67,841**	**248,691**	**498,650**	
Net income					40,505	40,505	40,505
Other comprehensive income							
Currency translation				14,199		14,199	14,199
Unrealized holding gains (losses)							
on securities arising during the period				1,927		1,927	1,927
Minimum pension liability adjustments				104		104	104
Total comprehensive income							**56,735**
Reclassification dividend to shareholders					(12,097)	(12,097)	
Balance 31.12.2001	**21,993**	**57,093**	**125,025**	**84,071**	**277,099**	**543,288**	

[1]) OCI = "Other Comprehensive Income" according to SFAS 130 "Reporting Comprehensive Income".
[2]) The total comprehensive income is equivalent to the sum of "Other Comprehensive Income" and the net income

Independent Auditors' Report

The following auditors report was issued on the complete consolidated financial statements – established in Euro – which shall be published in the Bundesanzeiger and deposited with the Handelsregister (Commercial Register) of the Amtsgericht (Local Court) of Langenfeld/Rheinland.

Independent Auditors' Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by Schwarz Pharma AG for the business year from January 1 through December 31, 2001. The preparation and the content of the consolidated financial statements are the responsibility of the Company's executive board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP) based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with U.S. GAAP.

Our audit, which also extends to the group management report prepared by the executive board for the business year from January 1 through December 31, 2001 has not led to any reservations. In our opinion, on the whole the group management report together with the other disclosures in the consolidated financial statements provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2001 satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law. We conducted our audit of the required consistency of the group accounting and the Seventh EU Directive for the exemption from the requirement for consolidated accounting pursuant German commercial law on the basis of the interpretation of the Directive by the European Commission's Contact Committee on Accounting Directives.

Düsseldorf, February 28, 2002

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft

signed Beyer
Wirtschaftsprüfer

signed Lewe
Wirtschaftsprüfer

Supervisory Board and Executive Board

Supervisory Board

Rolf Schwarz-Schütte
Honorary Chairman from March 20, 2001

Dr. Hans-Dietrich Winkhaus
Chairman

Ernst Friedlaender
Vice Chairman

Heinrich Bergmeier*

Dr. Terence Eaves
from May 9, 2001

Dr. Rüdiger Hauffe
from May 9, 2001

Klaus Klinkers*

Edda Neumann*

Jürgen Peddinghaus

Dr. Kurt Rudolf Schwarz

Dr. Marcel Studer
until May 9, 2001

Executive Board

Patrick Schwarz-Schütte
Chairman

Jürgen Baumann

Klaus Langer

Prof. Dr. Iris Löw-Friedrich
from August 1, 2002

Detlef Thielgen
deputy board member
from February 1, 2002

Dr. Klaus Veitinger

* Employees representatives

Leading Schwarz Pharma Products

Product Group/Trademarks	Component	Indication	Net sales in € m. 2000	2001
Cardiovascular				
UNIVASC®/FEMIPRES®/ UNIRETIC®/FEMIPRES PLUS®	Moexipril/Moexipril HCTZ	Hypertension	56.8	**67.2**
ISOKET®/DILATRATE®	Isosorbide dinitrate	Coronary heart disease	51.2	**53.0**
ELANTAN®	Isosorbide mononitrate	Coronary heart disease	44.2	**48.7**
PROSTAVASIN®	Alprostadil	Peripheral arterial occlusive disease	37.5	**40.5**
DEPONIT®	Glyceryl trinitrate (patch)	Coronary heart disease	40.6	**36.8**
VERELAN PM®	Verapamil HCL	Hypertension	17.1	**33.5**
PROVAS®	Valsartan	Hypertension	9.5	**16.8**
NIDREL®/BAYPRESS®	Nitrendipin	Hypertension	13.5	**13.0**
TENSOBON®/COR TENSOBON®	Captopril	Hypertension, heart failure	14.5	**11.0**
LIPOSCLER®	Lovastatin	Hypercholesterolemia	7.5	**9.3**
KERLONE®	Betaxolol	Hypertension	7.9	**8.4**
DYNACIL®	Fosinopril	Hypertension	8.0	**7.6**
CLIVARINA®	Reviparine sodium	Venous thrombosis	0.1	**5.3**
Gastro-intestinal				
RIFUN®	Pantoprazol	Gastro-intestinal ulcers, Reflux esophagitis	31.2	**33.5**
LEVSIN®	Hyoscyamine	Irritable bowel syndrome	22.5	**24.3**
PROCTO®	Hydrocortisone	Dermatoses	18.6	**19.9**
NORPRAMIN®	Omeprazole	Gastro-intestinal ulcers, Reflux esophagitis	21.7	**18.6**
COLYTE®	Polyethylen glycol, Sodium chloride	Bowel cleansing prior to colonoscopy	13.2	**16.2**
VOGALENE®	Metopimazine	Nausea	7.7	**8.6**
Urology				
VIRIDAL®/EDEX®	Alprostadil	Erectile dysfunction	9.4	**10.7**
HARZOL®	Beta-sitosterol	Benign prostatic hyperplasia	4.2	**3,9**
Central Nervous System				
TYLEX®	Paracetamol, Codeine	Pain	16.9	**15.6**
AGIT®/SEGLOR®	Dehydroergotamin	Migraine	13.8	**13.2**
LORANS®	Lorazepam	Anxiety	9.3	**9.6**
Other				
FERRO SANOL®	Iron (II)-glycine-sulfate complex	Iron deficiency	14.1	**16.0**
ATMADISC®	Salmeterol xinafoate	Asthma	1.8	**16.0**
NIFEREX®	Ferrihydrite	Iron deficiency	10.7	**9.2**
ZOLIM®/MIZOLLEN®	Mizolastin	Allergies	6.5	**5.5**

Schwarz Pharma Affiliates

	Equity capital in € m.		Total sales in € m.		Employees 31.12.	
	2000	2001	2000	2001	2000	2001
Germany						
SCHWARZ PHARMA AG, Monheim	393.7	398.3	110.2	111.8	459	379
SCHWARZ PHARMA Deutschland GmbH, Monheim	7.0	7.4	170.3	179.7	481	510
SANOL GmbH, Monheim	0.3	0.3	0.0	0.0	–	–
SCHWARZ BIOSCIENCES GmbH, Monheim	–	1.2	–	–	–	114
SCHWARZ & Co. Immobiliengesellschaft, Monheim	0.1	0.1	0.4	0.4	–	–
SCHWARZ & Co. Industriegebäudegesellschaft, Monheim	3.5	3.3	1.6	1.7	–	–
SCHWARZ PHARMA Produktions GmbH & Co. KG, Monheim	78.5	75.2	149.7	137.9	427	427
Foreign companies						
SCHWARZ PHARMA Ltd. UK, Chesham/GB	7.0	7.2	34.5	32.2	102	109
SCHWARZ PHARMA – Gruppe Italy; Milan/I	10.7	11.5	51.2	57.2	185	192
SIFA CHEMICALS AG, Liestal/CH	18.6	24.9	51.9	70.4	6	6
SIFA Ltd., Shannon/IRL	33.2	32.8	40.0	32.2	192	228
LABORATOIRES SCHWARZ PHARMA S. A., Boulogne/F	14.2	12.6	55.0	57.1	192	201
SCHWARZ PHARMA Poland Sp. zo.o., Warsaw/PL	8.1	9.9	17.4	24.0	120	125
SCHWARZ PHARMA – Group USA, Wilmington/USA	269.0	284.1	218.1	231.4	612	628
ZHUHAI SCHWARZ PHARMA Comp., Ltd.[1] Zhuhai/PRC	3.7	3.0	11.1	8.9	135	158
SCHWARZ PHARMA Hongkong Ltd., Hongkong/PRC	5.4	8.0	12.0	9.5	11	10
SCHWARZ PHARMA Co. Ltd., Tokyo/Japan	0.1	0.1	–	–	–	–
SCHWARZ PHARMA – Group Spain, Madrid/E	16.9	19.4	44.5	45.4	256	262
SCHWARZ PHARMA Philippines Inc., Manila/PHI	0.2	0.2	1.7	2.1	48	68
SCHWARZ PHARMA BIOSCIENCES Inc., Durham/USA	1.0	2.9	–	–	5	35
Associated companies						
HOYER-MADAUS GmbH & Co.KG[2], Monheim/D	–	–	28.0	30.2	71	60

The share in the equity capital of the companies is 100 % in all cases except for
[1]) ZHUHAI SCHWARZ PHARMA Company, Zhuhai: 75 %
[2]) HOYER-MADAUS GmbH & Co. KG 50 %

Stock Information

SCHWARZ PHARMA Shares 2001 Performance relative to the European Pharma-Index (1.1.2001 = 100%)



130
120
110
100
90
80
SCHWARZ PHARMA
EU-Pharm-Index
01.01.2001
01.03.2001
01.05.2001
01.07.2001
01.09.2001
01.11.2001
31.12.2001

Per Share Information		**1997**	**1998**	**1999**	**2000**	**2001**
Earnings per share	in €	2.64	2.68	0.37	0.62	**1.84**
Cash flow per share*	in €	4.84	3.66	1.74	4.69	**3.24**
Dividends per share	in €	1.02	1.28	0.26+0.77	0.55	**0.60+0.60**
Book value per share	in €	21.13	21.92	22.25	22.68	**24.69**
Market capitalization (12/31)	in million €	1,394	1,106	706	592	**632**
Number of shares (weighted average)	in thousands	22,540	22,540	22,482	21,993	**21,993**
Number of shares (12/31)	in thousands	22,540	22,540	21,994	21,993	**21,993**

Security code no. 722 190
ISIN Nr. DE 0007221905

* Cash flow from operating activities

Shareholders Structure SCHWARZ PHARMA AG

Schwarz Family 73%

Free Float 27%

Investor Relations im Internet:
www.schwarzpharma.com

Financial Calendar

February 19, 2002	4th Quarter Report 2001, Press Conference, Analysts' Meeting
May 7, 2002	1st Quarter Report 2002
May 15, 2002	Annual Meeting of Shareholders in Düsseldorf
July 31, 2002	2nd Quarter Report 2002
November 6, 2002	3rd Quarter Report 2002
Februar 2003	4th Quarter Report 2002
May 13, 2003	Annual Meeting of Shareholders

Imprint

Published by:

SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim am Rhein
Germany
Phone +49 (0) 21 73 48-0
Fax +49 (0) 21 73 48-1608
info@schwarzpharma.com
www.schwarzpharma.com

Contact Investor Relations:

Corporate Communications
Antje Witte
Phone +49 (0) 21 73 48-1866
Fax +49 (0) 21 73 48-1856
antje.witte@schwarzpharma.com

The complete consolidated financial statements – established in Euro – shall be published in the Bundesanzeiger and deposited with the Handelsregister (Commercial Register) of the Amtsgericht (Local Court) of Langenfeld/Rheinland.
The full consolidated financial statements in German and in English are published on the internet: www.schwarzpharma.com.

This report is also available in German.